Exhibit 99.1

This content is Confidential. This content is Public. GERDAU S.A. QUARTERLY 3Q23 RESULTS CLICK HERE to access the videoconference RI.GERDAU.COM Videoconference November, 7 (wednesday) 12:00 p.m.BRT | 10:00 a.m. NY Hot Roll Coil Capacity Expansion Ouro Branco Plant (MG)

QUARTERLY RESULTS - 3Q23

São Paulo, November 6, 2023 - Gerdau S.A. (B3: GGBR / NYSE: GGB) announces its results for the third quarter of 2023. The consolidated financial statements of the Company are presented in Brazilian reais (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.



GERDAU CLOSES 3Q23 WITH ADJUSTED EBITDA OF R$3.3 BILLION AND GROWTH IN FREE CASH FLOW, DESPITE A CHALLENGING GLOBAL ENVIRONMENT AND MASSIVE INFLOW OF IMPORTS INTO BRAZIL

HIGHLIGHTS

- The **accident frequency rate was 0.69** at quarter-end, reinforcing our commitment to the safety of our employees;
- **Shipments** reached 2.8 million tonnes of steel, slightly less than in 2Q23;
- **Adjusted EBITDA** totaled R$3.3 billion, reflecting our healthy financial performance in the quarter;
- The **net debt/Adjusted EBITDA** of 0.34x and gross debt of R$11.5 billion underscore Gerdau's solidity;

- **Free cash flow** of R$2.2 billion, with a **working capital release** of R$501 million;
- **CAPEX** reached R$1.5 billion in 3Q23, totaling 72% of the disbursement plan for 2023;
- Based on the results for the third quarter of 2023, the Company allocated **R$822.2 million for distribution as dividends** (R$0.47 per share), to be paid as of December 13, 2023;

- **Newave Energia S.A.**, an entity in which the Company has an indirect interest of 33.33%, acquired all the shares of the Arinos Solar Complex previously held by Grupo Voltalia, with the aim of **generating solar power** in Minas Gerais state**;**
- Partnerships in major events, such as **The Town** (Sept/23) and the **F1 São Paulo GP** (nov/23), reaffirm the Company's position in the **production of innovative steel that provide solutions to society's dilemmas and problems**.
- **Recognition** by the main business awards in Brazil.

MAIN INDICATORS

CONSOLIDATED	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Shipments of steel (1,000 tonnes)	2,755	2,933	-6.1%	2,930	-6.0%	8,667	9,230	-6.1%
Net Sales[1] (R$ million)	17,063	18,265	-6.6%	21,149	-19.3%	54,201	64,448	-15.9%
Adjusted EBITDA[2,3] (R$ million)	3,349	3,792	-11.7%	5,369	-37.6%	11,464	17,878	-35.9%
Adjusted EBITDA Margin[2,3] (%)	19,6%	20,8%	-1.1 p.p	25,4%	-5.8 p.p	21,2%	27,7%	-6.6 p.p
Adjusted Net Income[3] (R$ million)	1,592	2,143	-25.7%	3,022	-47.3%	6,122	10,261	-40.3%
Adjusted Net Margin[3] (%)	9,3%	11,7%	-2.4 p.p	14,3%	-5.0 p.p	11,3%	15,9%	-4.6 p.p
Gross Debt (R$ million)	11,478	10,695	7.3%	12,856	-10.7%	11,478	12,856	-10.7%
Net Debt/Adjusted EBITDA	0,34x	0,37x	-0.03x	0,16x	0.18x	0,34x	0,16x	0.18x
CAPEX (R$ million)	1,486	1,229	20.9%	1,056	40.7%	3,669	2,608	40.7%
Free Cash Flow (R$ million)	2,246	784	186.5%	3,093	-27.4%	5,727	9,331	-38.6%

[1] Includes iron ore sales.
[2] Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

2

4 QUARTELY RESULTS - 3Q23 MESSAGE FROM MANAGEMENT Seeing challenges as an opportunity for evolution, Gerdau continues to work focused on empowering people who build the future, dedicated to promoting a diverse, inclusive, safe, and healthy environment that fosters development and capacity building. With this in mind, we are pleased to announce that we closed the quarter with an accident frequency rate (an indicator focused on our employees’ safety) of 0.69, down from an annual rate of 0.76 in 2022, proof that Gerdau prioritizes safety and integrates it into its day-to-day operations, enabling progress towards its goal of being one of the safest companies in the global steel chain. From a macroeconomic standpoint, the third quarter of the year was marked by a Brazilian economy with many uncertainties, in particular the continuing debate on the tax reform and the beginning of a cycle of interest rate cuts. In addition, uncertainty about the trajectory of interest rates in the United States, geopolitical tension, and a global steel production surplus, increasing imports in several markets, were relevant in the period. Despite an environment rife with economic and political challenges, we have demonstrated our ability to adapt to different scenarios, with discipline in the management of fixed costs and focus on profitability, combined with the strategy of geographic diversification in the Americas and the product mix. Although the third quarter was marked by more difficult issues in the global and regional steel markets where we operate, with a decline in shipment volume in our operations, our consolidated Net Sales reached R$17.1 billion and Adjusted EBITDA totaled R$3.3 billion in the period. Regarding our Business Divisions (BD) and the markets where we operate, we observed signs of economic decline in the United States amid a possible recession. Despite slightly lower volumes and prices in the third quarter, the North America BD operated at over 85% capacity, with an order book of around 60 days, which, combined with our cost control efforts, sustained the Adjusted EBITDA margin at 25%. Although U.S. federal programs (such as IRA and IIJA) still represent marginal demand for steel, market analysts believe North America will go through a positive cycle as these programs may significantly boost steel sales in the long term. In the Brazilian market, we continued to see high penetration of imported steel, pressuring shipment volume. According to the Brazil Steel Institute, the volume of imports reached 549,000 tonnes, jumped 138% year over year. Of this volume, 56% came from China and the rest from other countries, such as Russia, South Korea, and Turkey. In addition, imported steel often lands at the destination at a cost lower than the production cost, creating unequal competition. For these reasons, players in the sector have been defending the need for a review of import tariffs in order to ensure fairer and more competitive conditions for the national steel market. However, despite the more challenging scenario, Adjusted EBITDA of the Brazil BD remained above the pre-pandemic levels, led by an increase in fabricated rebar shipment volume driven by the backlog of civil construction demand. The resilience of our results in Brazil is partially due to a more balanced product portfolio of the Brazil BD. In 3Q23, we celebrated the tenth anniversary of the Brazilian flat steel operation, which produced more than 7 million tonnes of steel in the period and significantly contributes to meeting the additional demand from several sectors. In the South America BD, shipment volume declined sequentially in 3Q23. Nevertheless, the operation recorded an Adjusted EBITDA Margin of 32.1% despite price levels more aligned with international prices, due to good cost competitiveness. In Argentina, the domestic market remains stable, in spite of import restrictions and an inflationary economy, with attention focused on the presidential election. Meanwhile, in Peru, we are still facing the impacts of the El Niño weather phenomenon, which poses challenges for the construction and manufacturing sectors. As for the Special Steel BD, shipment volume in North America until September remained in line with the same period last year. Despite the increase in interest rates, light and heavy vehicle sales continued to be resilient, according to WardsAuto. The U.S. oil and gas sector has a positive outlook for the coming months due to the rebound of the drilling sector. In Brazil, factors including the cost of credit, the lack of market confidence, and the reduction in the population’s consumption influenced the low demand in the period. Despite the more challenging external environment, we continued to follow our strategy of seeking long-term competitiveness for our assets. The Company expects to invest R$11.9 billion in strategic CAPEX from 2021 to 2026. We believe that this portfolio of initiatives has potential to generate annual EBITDA of approximately R$4.0 billion by 2031. Nevertheless, we remain committed to a sound capital structure and the creation of value for our stakeholders. In addition, through Gerdau Next, we announced another important movement to expand the generation of clean and renewable energy. Newave Energia, a company in which Gerdau Next has a 33.33% interest, completed the acquisition of the Arinos Solar Complex, in Minas Gerais. The future project, which will be finalized in 2024, will invest around R$1.4 billion in the development and operation of the solar power generation plant. Part of this amount is already included in Gerdau Next’s investments in 2023. We are also announce that Addiante, a joint venture between Gerdau and Randoncorp, closed the quarter with 949 active contracts, of which 76% were focused on implements and 24% on trucks, with an average contract term of 5 years, reiterating the Company’s focus on driving business for the future of mobility through heavy vehicle and equipment rental. As a way to promote and disseminate the circular economy message, the Company offered an immersive experience on the recycling of metal scrap in The Town, a mega music festival held in São Paulo, São Paulo state, in September 2023. Gerdau was the festival’s official supplier of steel and it interacted with the audience on several occasions, reinforcing the concepts of sustainability and recycling. In November, the Company also participated in the Formula One São Paulo Grand Prix. We believe that these partnerships create a great opportunity to promote the production of recyclable and low carbon steel, in addition to representing an important step in Gerdau’s strategy of producing innovative steel combined with sustainability. Finally, we are very happy and proud to announce that Gerdau has been recognized by Brazil’s main business awards, wheter for its financial indicators, ESG practices, innovation, or customer satisfaction, or for being the only steel producer among the 100 most admired companies in a Brazilian reputation ranking in Brazil. We also achieved, for the second consecutive year, “Excellence in Communication Programs”, in the 14th edition of the Steelie Awards, promoted by the World Steel Association. Such recognitions reinforce our commitment to building an even more sustainable future, proactively seeking to be part of the solutions to society's various challenges. We thank once again our employees, clients, suppliers, partners, shareholders, and other stakeholders for their trust and their support as we build the Company’s history and work towards continuous value creation. THE MANAGEMENT 3 WITH A SLOWDOWN IN GLOBAL DEMAND AND EXCESSIVE PENETRATION OF IMPORTED STEEL IN BRAZIL, GERDAU REITERATES ITS DISCIPLINE IN CAPITAL ALLOCATION AND COST MANAGEMENT, AS WELL AS ITS FOCUS ON PROFITABILITY

QUARTELY RESULTS - 3Q23

CONSOLIDATED RESULTS

OPERATING PERFORMANCE

PRODUCTION & SHIPMENTS

CONSOLIDATED	3Q23	2Q23	Δ	3Q22	Δ	9M23	6M23	Δ
Volumes (1,000 tonnes)								
Crude steel production	2,802	3,078	-9.0%	2,965	-5.5%	8,868	9,800	-9.5%
Shipments of steel	2,755	2,933	-6.1%	2,930	-6.0%	8,667	9,230	-6.1%

In 3Q23, Gerdau's crude steel production was 2.8 million tonnes, down 9.0% from 2Q23 and 5.5% from the same period last year. The crude steel production capacity utilization rate was 67%, down 7 p.p. from 2Q23, driven by the decline in volumes in the Business Divisions.

Steel shipments totaled 2.8 million tonnes in 3Q23, a slight decline from 2Q23 and 3Q22. The reduction in shipment volume in our Business Divisions reflects a more challenging short-term environment. This was mainly due to excess steel production in Asia, which resulted in an increase in exports to other markets and pressure on international prices.

Further details on steel production and shipment volumes are presented below, in the paragraphs about our Performance by Business Division.


SALES SEGMENTATION PER BD– 3Q23
BRAZIL BD
44.4%
NORTH AMERICA BD
33.2%
SPECIAL STEEL BD
12.2%
SOUTH AMERICA BD
10.2%

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QUARTELY RESULTS - 3Q23

FINANCIAL PERFORMANCE

NET SALES

In 3Q23, Net Sales totaled R$17.1 billion, down 6.6% from 2Q23, due to a decline in sales volume, and 19.3% from 3Q22, as a result of the strong comparison base and further depreciation of the dollar against the real, which reduced foreign currency revenue converted into reais.

Net Sales per tonne were R$6,193 in the quarter, in line with 2Q23, benefiting from sustained spreads in North America and a decline in export volume in the Brazil BD, allowing revenue per tonne to be maintained.


-19.3%
-6.6%
21,149
17,964
18,872
18,265
17,063
3Q22
4Q22
1Q23
2Q23
3Q23

GROSS PROFIT

Cost of Goods Sold totaled R$14.3 billion in the period, down 4.8% from 2Q23 and 13.0% from 3Q22, influenced by a reduction in shipment volume and a decline in the price of raw materials such as scrap and coal, with an impact on the result.

CONSOLIDATED	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Results (R$ million)								
Net Sales	17,063	18,265	-6.6%	21,149	-19.3%	54,201	64,448	-15.9%
Cost of Goods Sold	(14,271)	(14,987)	-4.8%	(16,411)	-13.0%	(44,501)	(48,625)	-8.5%
Gross Profit	**2,793**	**3,278**	**-14.8%**	**4,738**	**-41.1%**	**9,700**	**15,823**	**-38.7%**
Gross Margin	*16.4%*	*17.9%*	*-1.6 p,p*	*22.4%*	*-6.0 p,p*	*17.9%*	*24.6%*	*-6.7 p,p*

Gross Profit was R$2.8 billion in the quarter, down 14.8% compared to the previous quarter, reflecting the fact that Net Sales declined more sharply than Cost of Goods Sold. The result recorded in the period reflects the impact of the current macroeconomic backdrop, in particular growth the penetration of imported steel in Brazil, making it difficult to realize higher sales volumes.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Selling, General and Administrative (SG&A) Expenses were R$539 million in 3Q23, down 4.1% from 2Q23. As a percentage of Net Sales, SG&A Expenses were 3.2%, in line with 2Q23.

CONSOLIDATED	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Results (R$ million)								
SG&A	(539)	(562)	-4.1%	(555)	-2.9%	(1,639)	(1,565)	4.7%
Selling expenses	(184)	(174)	5.7%	(184)	0.1%	(532)	(530)	0.5%
General and admininstrative expenses	(355)	(388)	-8.6%	(371)	-4.4%	(1,107)	(1,035)	6.9%
%SG&A/Net Sales	***3.2%***	***3.1%***	***0.1 p,p***	***-2.6%***	***0.5 p,p***	***3.0%***	***2.4%***	***0.6 p,p***

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QUARTELY RESULTS - 3Q23

EBITDA AND EBITDA MARGIN

BREAKDOWN OF CONSOLIDATED EBITDA (R$ million)	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Net Income	**1,592**	**2,143**	**-25.7%**	**3,022**	**-47.3%**	**6,950**	**10,261**	**-32.3%**
Net financial result	478	423	13.0%	530	-9.9%	951	1,395	-31.8%
Provision for income and social contribution taxes	314	319	-1.6%	910	-65.5%	1,661	3,611	-54.0%
Depreciation and amortization	789	752	4.9%	738	7.0%	2,256	2,098	7.5%
EBITDA - CVM Instruction[1]	**3,173**	**3,637**	**-12.8%**	**5,200**	**-39.0%**	**11,818**	**17,364**	**-31.9%**
Equity in earnings of unconsolidated companies (a)	(182)	(234)	22.1%	(281)	-35.3%	(770)	(977)	-21.2%
Proportional EBITDA of associated companies and jointly controlled entities (b)	355	392	9.4%	457	-22.3%	1,255	1,495	-16.1%
Losses due to non-recoverability of financial assets (c)	4	(4)	-	(6)	-	5	(5)	-
Non-recurring items (d)	-	-	-	-	-	-	-	-
Credit recovery / Provisions	-	-	-	-	-	(845)	-	-
Adjusted EBITDA[2]	**3,349**	**3,792**	**-11.7%**	**5,369**	**-37.6%**	**11,464**	**17,878**	**-35.9%**
Adjusted EBITDA Margin	*19.6%*	*20.8%*	*-1.1 p,p*	*25.4%*	*-5.8 p,p*	*21.2%*	*27.7%*	*-6.5 p,p*

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
EBITDA - CVM Instruction [1]	3,173	3,637	-12.8%	5,200	-39.0%	**11,818**	**17,364**	**-31.9%**
Depreciation and amortization	(789)	(752)	4.9%	(738)	7.0%	(2,256)	(2,098)	7.5%
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES	**2,384**	**2,885**	**-17.4%**	**4,463**	**-46.6%**	**9,561**	**15,266**	**-37.4%**

1 – Non-accounting measure calculated in accordance with CVM Instruction 156 of June 23, 2022.
2 – Non-accounting measure reconciled with information presented in the Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022.
(a) Amounts presented in "Equity income (loss)" line in Note 22 of the Company's Financial Statements.
(b) Amounts composed by the lines "Proportional operating income before financial result and taxes of associated companies and jointly controlled entities" and "Proportional depreciation and amortization of associated companies and jointly controlled entities" lines in Note 22 of Company's Financial Statements.
(c) Amounts presented in "Losses due to non-recoverability of financial assets" line in Note 22 of Company's Financial Statements.
(d) Amounts composed of "Recovery of tax credits and provisions" lines of Note 22 in Company's Financial Statements.

Adjusted EBITDA reached R$3.3 billion in 3Q23, down 11.7% from 2Q23, with an Adjusted EBITDA Margin of 19.6% in the period. Compared to 3Q22, Adjusted EBITDA dropped 37.6%, due to the strong comparison base. However, despite the declines, mainly due to an increase in steel imports in Brazil, Gerdau sustained healthy profitability levels. The effectiveness of Gerdau's business model and strategy, together with a diversified portfolio of high value-added products, enhances the resilience of our results.


EBITDA PER BD – 3Q23
BRAZIL BD
25.5%
NORTH AMERICA BD
45.7%
SPECIAL STEEL BD
14.8%
SOUTH AMERICA BD
14.0%

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QUARTELY RESULTS - 3Q23

ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)


25.4%
20.2%
22.9%
20.8%
19.6%
5,369
3,630
4,322
3,792
3,349
3Q22
4Q22
1Q23
2Q23
3Q23
Adjusted Net Income (R$ million)
Adjusted Net Income Margin (%)

FINANCIAL RESULT

CONSOLIDATED (R$ million)	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Financial Result	**(478)**	**(423)**	**13.0%**	**(530)**	**-9.9%**	**(951)**	**(1,395)**	**-31.8%**
Financial income	241	244	-1.1%	159	51.7%	701	388	80.7%
Financial expenses	(363)	(356)	2.0%	(388)	-6.4%	(1,043)	(1,200)	-13.1%
Tax credit update	-	-	-	-	-	253	-	-
Exchange variation	(6)	(14)	-57.1%	(2)	-	2	28	-92.9%
Exchange variation (other currencies)	(354)	(286)	23.8%	(313)	13.1%	(851)	(631)	34.9%
Gains on financial instruments, net	4	(11)	-	14	-71.4%	(13)	21	-

The Financial Result was negative R$478 million in 3Q23, 13.0% higher than in 2Q23 (influenced by the effects of fluctuations in the exchange rate of the local currencies of the countries where we operate vis-à-vis the dollar) and 9.9% lower than in the same period last year, explained by a reduction in gross debt and higher financial income.

7

QUARTELY RESULTS - 3Q23

ADJUSTED NET INCOME

Adjusted Net Income was R$1.6 billion in the quarter, down 25.7% from 2Q23 and 47.3% from 3Q22. As mentioned earlier, the result stemmed from a decrease in shipment volume in the Business Divisions, together with the strong comparison base.

CONSOLIDATED (R$ million)	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Operating Income before Financial Result and Taxes[1]	**2,384**	**2,885**	**-17.4%**	**4,462**	**-46.6%**	**9,561**	**15,267**	**-37.4%**
Financial Result	**(478)**	**(423)**	**13.0%**	**(530)**	**-9.9%**	**(951)**	**(1,395)**	**-31.8%**
Income before Taxes[1]	**1,906**	**2,462**	**-22.6%**	**3,932**	**-51.5%**	**8,611**	**13,872**	**-37.9%**
Income and social contribution taxes	(314)	(319)	-1.6%	(910)	-65.5%	(1,661)	(3,611)	-54.0%
Exchange variation	60	(69)	-	58	3.4%	(57)	(119)	-52.1%
Other lines	(374)	(250)	49.6%	(968)	-61.4%	(1,604)	(3,492)	-54.1%
Non-recurring items	**1,592**	**2,143**	**-25.7%**	**3,022**	**-47.3%**	**6,950**	**10,261**	**-32.3%**
Consolidated Net Income[1]	-	-	-	-	-	(828)	-	-
Non-recurring items	-	-	-	-	-	(1,098)	-	-
Credit recovery / Provisions	-	-	-	-	-	270	-	-
Income tax and social contribution - non-recurring items	**1,592**	**2,143**	**-25.7%**	**3,022**	**-47.3%**	**6,122**	**10,261**	**-40.3%**

1 – Accounting measure disclosed in the consolidated Income Statement.
2 – Non-accounting measure calculated by the Company to show Net Income adjusted by non-recurring events that influenced the result.

ADJUSTED NET INCOME (R$ MILLION) AND NET MARGIN (%)


14.3%
7.4%
12.7%
11.7%
9.3%
3,022
1,333
2,388
2,143
1,592
3Q22
4Q22
1Q23
2Q23
3Q23
Adjusted Net Income (R$ million)
Adjusted Net Income Margin (%)

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QUARTELY RESULTS - 3Q23

CAPITAL STRUCTURE AND INDEBTEDNESS

DEBT BREAKDOWN (R$ million)	3Q23	2Q23	Δ	3Q22	Δ
Short Term	1,356	1,010	34.3%	3,886	-65.1%
Long Term	10,122	9,685	4.5%	8,970	12.8%
Gross Debt	**11,478**	**10,695**	**7.3%**	**12,856**	**-10.7%**
Gross Debt / Total Capitalization[1]	17.9%	17.5%	0.04 p.p	20.0%	-2.1p.p
Cash, cash equivalents and short-term investments	6,003	4,185	43.4%	8,590	-30.1%
Net Debt	**5,475**	**6,510**	**-15,9%**	**4,266**	**28,3%**
Net Debt [2] (R$) / Adjusted EBITDA [3] (R$)	**0.34x**	**0.37x**	**0.03x**	**0.16x**	**0.18x**

1. Total capitalization = shareholders' equity + gross debt – interest on debt.
2. Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.
3. Adjusted EBITDA in the last 12 months.

On September 30, 2023, Gross Debt totaled R$11.5 billion, 7.3% higher than in the previous quarter, as a result of funding transactions with financial institutions in the amount of R$600.5 million, and the effects of the exchange variation in the period. On a year-over-year basis, Gross Debt dropped 10.7%. The breakdown of Gross Debt is as follows: approximately 70% denominated in U.S. dollars, 26% in Brazilian reais, and 4% in other currencies.

DEBT (R$ BILLION) & LEVERAGE RATIO



0.16x
0.33x
0.31x
0.37x
0.34x
12.9
12.6
12.3
10.7
11.5
8.6
5.4
5.8
4.2
6.0
4.3
7.2
6.4
6.5
5.5
3T22
4T22
1T23
2T23
3T23
Net Debt
Cash
Gross Debt
Net Debt/Adjusted EBITDA

The cash position at quarter-end was R$6.0 billion, resulting in Net Debt of R$5.5 billion and an Adjusted Net Debt/EBITDA ratio of 0.34x, a very comfortable level that reinforces Gerdau's financial soundness. At the end of the third quarter, the Company's Global Revolving Credit Line, totaling US$875 million, was fully unused and available.

LIQUIDITY POSITION AND DEBT AMORTIZATION (R$ BILLION)



10.4
4.4
6.0
0.4
1.3
1.2
0.2
0.8
2.1
5.2
Liquidity
2023
2024
2025
2026
2027
2028
2029
2030 & after
Cash & Equiv.
RCF [1]
Bonds
Debenture
Other
[1] Global Revolving Credit Facility

Gerdau's debt matures on 7.5 years, on average, reflecting a well-balanced and a well-distributed schedule for the coming years. The maintenance of a low leverage level, combined with a healthy distribution of maturities, enables the Company to maintain the necessary investment commitments for the development and longevity of our business. At quarter-end, the weighted average nominal cost of debt was 5.7% per annum for debt denominated in U.S. dollars and 104.5% of the CDI rate per annum for debt denominated in Brazilian reais.

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QUARTELY RESULTS - 3Q23

INVESTMENTS (CAPEX)

On February 28, 2023, the Board of Directors of Gerdau S.A. approved projected disbursements (CAPEX) related to the investment plan(*) in the amount of R$5 billion, 72% of which was invested in the first nine months of 2023. In 3Q23, CAPEX amounted to R$1,486 million, of which R$723 million was allocated to Maintenance and R$763 to Expansion and Technological Updates. As already announced by Gerdau, investments in strategic CAPEX are expected to reach R$11.9 billion in the period between 2021 and 2026, of which 27,7% (or R$3.3 billion) has already been invested.


CAPEX PER BD – 3Q23
BRAZIL BD
63.4%
NORTH AMERICA BD
22.0%
SPECIAL STEEL BD
8.5%
SOUTH AMERICA BD
6.2%

The advance of the main CAPEX projects are part of the Company's growth strategy in seeking long-term competitiveness for its assets through a diversified portfolio of value-added products. For example, we can mention the project to increase the long steel production capacity in Midlothian, in North America BD, which is still in progress and aims to reach a total capacity of approximately 2 million tonnes per year. In the Brazil BD, the project for the expansion of flat steel rolling capacity will add 250,000 tonnes in annual capacity in the hot-rolled line.

(*) The investment plan does not include contributions made by Gerdau Next to other companies, given that, as established by international accounting standards (IFRS), only jointly controlled entities are consolidated in the Company's Financial Statements.

WORKING CAPITAL & CASH CONVERSION CYCLE

The Cash Conversion Cycle (working capital divided by net sales in the quarter) increased from 81 days in 2Q23 to 84 days in 3Q23, due to a decline in Net Sales in the period.

At the end of 3Q23, Working Capital was R$15.8 billion, down 3.7% from 2Q23, positively affected by a substantial decline in inventory in the period.

Detailed information on Working Capital accounts is presented in Notes 5, 6 and 11 to the Financial Statements.


70
81
78
81
84
16.3
16.2
16.3
16.4
15.8
18.8
17.8
17.2
17.0
15.8
6.7
5.0
6.0
5.6
5.7
-9.2
-6.6
-6.9
-6.2
-5.7
3Q22
4Q22
1Q23
2Q23
3Q23
Inventories
Clients
Suppliers
Financial Cycle

FREE CASH FLOW

Free Cash Flow in 3Q23 was R$2.2 billion. Despite a more challenging Adjusted EBITDA in the quarter, the change in working capital, through the release of R$501 million, enabled 67% of Adjusted EBITDA to be converted into free cash flow, 4 p.p. more than in 3Q22. The result reflected a major focus on strategic working capital management in recent quarters.


3,349
501
-1,486
74
-192
2,246
3Q23 Adjusted EBITDA
Working Capital
CAPEX
Interest net det
Income tax
3Q23 Free Cash Flow

10

13 QUARTELY RESULTS - 3Q23 GOVERNANCE AND CAPITAL MARKETS DIVIDENDS On November 6, 2023, the Board of Directors of Gerdau S.A. approved the payment of dividends in the amount of R$ 0.47 per share, equivalent to the amount of R$822.2 million, to be paid based on the results of the third quarter of 2023, in anticipation of the minimum mandatory dividend, as stipulated in the Bylaws. The payment will be made on December 13, 2023, based on shareholders of record on November 17, 2023, with ex-dividend date on November 20, 2023. Management reaffirms its belief that the best way to increase absolute dividends is through strong cash generation, which it has been delivering, enabling it to maintain its policy of distributing at least 30% of Adjusted Net Income to the Company’s shareholders. This flexibility, including in the regularity of distribution, enables the Company to deliver value in different scenarios. SHAREHOLDER RETURNS On November 3, 2023, the Company disclosed a Material Fact to inform the market about the completion of the Share Buyback Program. During the program, the Company acquired 44,564,000 preferred shares at an average price of R$24.08/share, corresponding to 81.0% of the program, and all the repurchased shares were canceled. During the period, the Company distributed, through share buybacks, dividends, and interest on equity, approximately R$8.8 billion to shareholders, corresponding to 57.8% of adjusted net income¹, which reinforces our commitment to providing appropriate financial returns for shareholders. SHAREHOLDER RETURNS ¹ Shareholder payments / Parent Company’s net income after booking the reserves set forth in the Bylaws. Considers the Buyback Program (from May, 2022 to October, 2023). ² Shareholder payments / Parent Company’s net income after booking the reserves set forth in the Bylaws. Considers the Buyback Program. 11

13 QUARTELY RESULTS - 3Q23 PERFORMANCE BY BUSINESS DIVISION (BD) Gerdau presents its results in four Business Divisions (BD). BRAZIL BD — includes the operations in Brazil (except special steel) and the iron ore operation; NORTH AMERICA BD — includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico; SPECIAL STEEL BD — includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil; SOUTH AMERICA BD — includes all operations in South America (Argentina, Peru, and Uruguay), except the operations in Brazil, and the jointly controlled companies in Colombia and the Dominican Republic. NET SALES ADJUSTED EBITDA* AND ADJUSTED EBITDA MARGIN *Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period. The percentage of Adjusted EBITDA from business operations is calculated considering the total Adjusted EBITDA of the four business operations. 12

QUARTELY RESULTS - 3Q23

BRAZIL BD

PRODUCTION & SHIPMENTS

BRAZIL BD	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Volumes (1,000 tonnes)								
Production of crude steel	1,286	1,441	-10.8%	1,281	0.4%	3,985	4,383	-9.1%
Shipments of steel	1,260	1,345	-6.3%	1,331	-5.3%	3,882	4,244	-8.5%
Domestic Market	1,039	1,065	-2.5%	1,205	-13.8%	3,191	3,476	-8.2%
Exports	221	280	-20.9%	126	75.1%	691	768	-10.1%
Shipments of long steel	816	913	-10.6%	869	-6.1%	2,564	2,882	-11.0%
Domestic Market	637	659	-3.4%	747	-14.8%	1,957	2,157	-9.3%
Exports	179	253	-29.3%	121	47.7%	607	725	-16.3%
Shipments of flat steel	444	432	2.7%	462	-4.0%	1,318	1,361	-3.2%
Domestic Market	402	406	-1.0%	457	-12.2%	1,234	1,318	-6.4%
Exports	42	26	59.8%	5	-	84	43	94.1%

In 3Q23, crude steel production of the Brazil BD dropped 10.8% compared to 2Q23, due to a decline in the domestic market, remaining in line with the same period last year. Total shipments decreased 6.3% in 3Q23 compared to 2Q23, driven by lower export volume, down 20.9% from 2Q23. In 3Q23, 83% of the shipments of the Brazil BD were sent to the domestic market, up from 79% in the previous quarter. According to the Brazil Steel Institute, the domestic market declined 6.8% year over year in 3Q23.

In Brazil, the domestic market is still facing high interest rates and restricted access to consumer credit, which prevent the recovery of the most capital-intensive sectors, such as vehicles, infrastructure, and industry. According to the Brazil Steel Institute, penetration of imported steel in Brazil reached 23.2% in September, 11.8 p.p. more than in the same period last year, and explains the increased pressure on volume in the period. The industry sectors most affected by the increase in imports were machinery and equipment. Market analysts believe it will take further economic stimuli to enable a recovery in demand for products such as bars and profiles, wire-rod, and wire.

Despite lower volume and the impacts of imports, construction industry confidence indicators suggest a slight recovery. The construction confidence index (ICST) increased for the third consecutive month, rising 2.2 points in September. However, the lack of labor and access to credit make us cautious about future demand. Along the same lines, the expected construction activity level indicator published by the National Industry Confederation (CNI) rose 5.1 points in September compared to August.

For Gerdau, cutting and bending services in the construction sector remain buoyant, reflecting the launches announced up to 18 months ago. Meanwhile, Brazil's federal housing programs such as *Minha Casa Minha Vida* continue to drive investments in construction, which have been rising marginally and gradually, although this segment consumes less steel than high-end and middle-income real estate launches. However, according to projections by the Brazilian Association of Real Estate Developers-Economic Research Institute Foundation (ABRAINC-FIPE), the number of real estate launches may decline 13.5% in the quarter.

In 3Q23, 375,000 tonnes of iron ore were sold to third parties and 928,000 tonnes were consumed internally.

13

QUARTELY RESULTS - 3Q23

OPERATING RESULT

BRAZIL BD	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Results (R$ million)								
Net Sales[1]	6,635	7,236	-8.3%	8,484	-21.8%	20,796	26,094	-20.3%
Domestic Market	5,864	6,205	-5.5%	7,856	-25.4%	18,294	22,815	-19.8%
Exports	771	1,030	-25.2%	628	-22.7%	2,502	3,279	-23.7%
Cost of Goods Sold	(5,985)	(6,430)	-6.9%	(7,101)	-15.7%	(18,446)	(20,808)	-11.4%
Gross profit	**650**	**806**	**-19.3%**	**1,383**	**-53.0%**	**2,350**	**5,286**	**-55.5%**
Gross margin (%)	**9.8%**	**11.1%**	**-1.3 p.p**	**16.3%**	**-6.5 p.p**	**11.3%**	**20.3%**	**-9.0 p.p**
Adjusted EBITDA[1]	**868**	**992**	**-12.5%**	**1,563**	**-44.5%**	**2,924**	**5,802**	**-49.6%**
Adjusted EBITDA Margin[1] (%)	**13.1%**	**13.7%**	**-0.6 p.p**	**18.4%**	**-5.3 p.p**	**14.1%**	**22.2%**	**-8.2 p.p**

1. Includes iron ore sales.
2. Non-accounting measure reconciled with information presented in Note 22 to Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

Net Sales in the period were R$6.6 billion, down 8.3% from 2Q23, mainly explained by a decline in shipment volume. Compared to 3Q22, Net Sales decreased 21.8%, reflecting the strong comparison base in 3Q22. Net Sales per tonne were R$5,266, down 2.1% from 2Q23.

Cost of Goods Sold dropped 6.9% in the quarter compared to 2Q23, mainly due to a 6.3% decline in shipment volume. The cost of the main raw materials used in the production process, coal, scrap, and iron ore, dropped 25.5%, 35.0%, and 25.8%, respectively, compared to 2Q23. In the quarter, the cost per tonne sold was R$4,751, down 10.9% from 2Q23.

As a result, Gross Profit totaled R$650 million in 3Q23, down 19.3% from 2Q23 and 53.0% from 3Q22. The Brazil BD reported Adjusted EBITDA of R$868 million in 3Q23, down 12.5% from 2Q23 and 44.5% from 3Q22.



14

QUARTELY RESULTS - 3Q23

NORTH AMERICA BD

PRODUCTION & SHIPMENTS

NORTH AMERICA BD	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Volumes (1,000 tonnes)								
Production of crude steel	1,025	1,033	-0.8%	1,127	-9.0%	3,243	3,485	-7.0%
Shipments of steel	943	975	-3.3%	988	-4.6%	3,022	3,204	-5.7%

In 3Q23, crude steel production at the North America BD remained in line with 2Q23 and decreased 9.0% compared to 3Q22. Total shipments dropped 3.3% year over year and 4.6% sequentially in 3Q23, reflecting a decline in demand and a more challenging economic scenario.

According to market data, consumer prices in the United States accelerated more than expected in September, which may result in a sustained period of higher interest rates. During the quarter, the U.S. market remained fairly stable, sustaining the order book at a range between 60 and 70 days, fueled by federal economic stimulus programs (IIJA, IRA, and CHIPS Act) and the reshoring process. As for the non-residential construction sector, the Architectural Billings Index (ABI) stood at 44.8 points at the end of September, the lowest point since December 2020, reflecting a deterioration in business conditions and lower expected spending on non-residential construction in the next 9-12 months. Although the U.S. federal programs still represent only marginal demand for the sector, these stimuli may significantly boost steel shipments in the long term, according to market analysts.

In addition, Gerdau Corsa, our joint venture in Mexico, continues to contribute to the results of the Operation due to more intensive asset utilization driven by high demand in the country.

OPERATING RESULT

NORTH AMERICA BD	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Results (R$ million)								
Net Sales	6,332	6,806	-7.0%	7,832	-19.2%	20,931	24,627	-15.0%
Cost of Goods Sold	(5,019)	(5,277)	-4.9%	(5,608)	-10.5%	(16,143)	(17,585)	-8.2%
Gross profit	**1,313**	**1,529**	**-14.1%**	**2,224**	**-41.0%**	**4,788**	**7,042**	**-32.0%**
Gross margin (%)	**20.7%**	**22.5%**	**-1.7 p.p**	**28.4%**	**-7.7p.p**	**22.9%**	**28.6%**	**-5.7 p.p**
Adjusted EBITDA[1]	**1,555**	**1,777**	**-12.5%**	**2,579**	**-39.7%**	**5,686**	**8,127**	**-30.0%**
Adjusted EBITDA Margin[1] (%)	**24.6%**	**26.1%**	**-1.5 p.p**	**32.9%**	**-8.4p.p**	**27.2%**	**33.0%**	**-5.8 p.p**

1. Non-accounting measure reconciled with information presented in Note 22 to Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

In 3Q23, Net Sales totaled R$6.3 billion, down 7.0% from 2Q23 and 19.2% from 3Q22, reflecting a decline in prices and a reduction in the number of tonnes sold, combined with the depreciation of the dollar against the Brazilian real. Net Sales per tonne were R$6,716 in the quarter, down 3.8% from 2Q23.

The 4.9% decrease in Costs of Goods Sold in 3Q23 compared to 2Q23 was due to a reduction in shipment volume in the period, combined with a decline in the cost of raw materials such as scrap (-10.8%) and electricity (-9.4%). The cost per tonne sold was R$5,323 in the quarter, down 1.7% from 2Q23.

Gross Profit was R$1.3 billion in the quarter, 14.1% lower than in 2Q23, as Net Sales declined more sharply than Cost of Goods Sold. Compared to 3Q22, Gross Profit dropped 40.9%.

Adjusted EBITDA totaled R$1.6 billion in 3Q23, with an Adjusted EBITDA margin of 24.6%, down 1.5 p.p. from 2Q23. This performance reflects the effective management of operating costs. Compared to the previous year, Adjusted EBITDA dropped 39.7%, due to the strong comparison base, as Adjusted EBITDA reached the highest-ever level for a third quarter in 3Q22.

15

QUARTELY RESULTS - 3Q23

SPECIAL STEEL BD

PRODUCTION & SHIPMENTS

SPECIAL STEEL BD	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Volumes (1,000 tonnes)								
Production of crude steel	308	413	-25.5%	383	-19.6%	1,117	1,384	-19.2%
Shipments of steel	345	379	-9.0%	403	-14.2%	1,080	1,256	-14.0%

In 3Q23, steel production at the Special Steel BD decreased 25.5% from 2Q23 and 19.6% from 3Q22, due to the decline in demand for special steel in the period. Total shipments dropped 9.0% in 3Q23 compared to 2Q23 and 14.2% compared to the same period last year.

In Brazil, the vehicle market is still affected by the availability and cost of credit. In addition, the migration to Euro 6 technology continues to have a negative impact on Brazil's heavy vehicle industry. According to the revised projections by the National Association of Vehicle Manufacturers (ANFAVEA), light and heavy vehicle production will grow 0.1% in 2023 compared to 2022, 2.1 p.p. less than the projection made at the beginning of the year. In the United States, market data indicate weaker activity, reflecting the inflationary environment and the loss of purchasing power among American blue collar workers. This, combined with the strike of auto workers that began in September at General Motors, Ford, and Stellantis plants, may result in further decline in the industry in the United States. The heavy vehicle segment remains resilient, mainly influenced by the production of class 8 large commercial vehicles.

OPERATING RESULT

SPECIAL STEEL BD	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Results (R$ million)								
Net Sales	2,771	3,086	-10.2%	3,477	-20.3%	8,805	10,353	-14.9%
Cost of Goods Sold	(2,347)	(2,489)	-5.7%	(2,917)	-19.6%	(7,355)	(8,326)	-11.7%
Gross profit	**424**	**596**	**-28.8%**	**560**	**-24.2%**	**1,451**	**2,027**	**-28.4%**
Gross margin (%)	**15.3%**	**19.3%**	**-4.0 p.p**	**16.1%**	**-0.8p.p**	**16.5%**	**19.6%**	**-3.1 p.p**
Adjusted EBITDA[1]	**475**	**603**	**-21.2%**	**631**	**-24.7%**	**1,576**	**2,251**	**-30.0%**
Adjusted EBITDA Margin[1] (%)	**17.2%**	**19.5%**	**-2.4 p.p**	**18.2%**	**-1.0 p.p**	**17.9%**	**21.7%**	**-3.8 p.p**

1. Non-accounting measure reconciled with information presented in Note 22 to Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

In the quarter, Net Sales were R$2.8 billion (-10,2% vs. 2Q23 and -20.3% vs. 3Q22). Gross Profit was R$424 million in the quarter (-28.8% vs. 2Q23 and -24.2% vs. 3Q22). The results were influenced by sluggish demand and the environment described earlier.

As a result, Adjusted EBITDA of the Special Steel BD decreased 21.2% compared to the previous quarter. Meanwhile, the 24.7% decline year over year was mainly due to the strong comparison base, as Adjusted EBITDA hit an all-time high in 3Q22. Adjusted EBITDA margin in the quarter was 17.2%, down 2.4 p.p. from the previous quarter and 1.0 p.p. from the same quarter last year.

16

QUARTELY RESULTS - 3Q23

SOUTH AMERICA BD

PRODUCTION & SHIPMENTS

SOUTH AMERICA BD	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Volumes (1,000 tonnes)								
Production of crude steel	183	191	-4.2%	175	4.8%	523	548	-4.6%
Shipments of steel	290	311	-6.9%	297	-2.6%	882	922	-4.4%

1. Includes resale of products imported from the Brazil BD

Steel production at the South America BD reached 183,000 tonnes in the quarter, down 4.2% from 2Q23, but up 4.8% from the same quarter last year. Steel shipments in 3Q23 dropped 6.9% from 2Q23 and 2.6% from 3Q22, to 290,000 tonnes, also influenced by lower imports of products from Brazil BD.

Despite these declines, the outlook for the countries where Gerdau operates remains positive. In Argentina, demand for steel continues to be supported by the construction, mining, and energy sectors. In Uruguay, demand remains resilient in the public and private construction sectors, and the outlook is positive thanks to infrastructure projects, especially green hydrogen and renewable energy plants. In Peru, the impacts related to the El Niño weather phenomenon continue have a negative impact on the construction and manufacturing sectors.

OPERATING RESULT

SOUTH AMERICA BD	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Results (R$ million)								
Net Sales	1,566	1,609	-2.6%	1,972	-20.6%	4,792	5,619	-14.7%
Cost of Goods Sold	(1,183)	(1,284)	-7.9%	(1,511)	-21.8%	(3,711)	(4,291)	-13.5%
Gross profit	**384**	**324**	**18.3%**	**461**	**-16.7%**	**1,081**	**1,328**	**-18.6%**
Gross margin (%)	**24.5%**	**20.2%**	**4.3 p.p**	**23.4%**	**1.1 p.p**	**22.6%**	**23.6%**	**-1.1 p.p**
Adjusted EBITDA[1]	**502**	**481**	**4.5%**	**573**	**-12.3%**	**1,472**	**1,795**	**-18.0%**
Adjusted EBITDA Margin[1] (%)	**32.1%**	**29.9%**	**2.2 p.p**	**29.0%**	**3.0 p.p**	**30.7%**	**31.9%**	**-1.2 p.p**

1. Non-accounting measure reconciled with information presented in Note 22 to Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

In 3Q23, the South America BD delivered Net Sales of R$1.6 billion, in line with the previous quarter, despite lower prices per unit. Compared to the same quarter last year, Net Sales declined 20.6%. Cost of Goods Sold was R$1.2 billion in the quarter, down 7.9% from 2Q23 and 21.8% from 3Q22.

As Cost of Goods Sold fell less than Net Sales, Gross Profit was R$384 million in 3Q23, up 18.3% from 2Q23, despite lower shipment volume, and down 16.7% from 3Q22.

The BD's Adjusted EBITDA was R$502 million, up 4.5% from 2Q23 and down 12.3% from 3Q22. Adjusted EBITDA margin was 29.9% in the quarter, up 2.2 p.p. and 3.0 p.p. sequentially and year over year, respectively. The result was due to an increase in equity in earnings (proportional EBITDA) of the joint ventures in Colombia and the Dominican Republic.

17

QUARTELY RESULTS - 3Q23 .. APPENDICES ASSETS GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) Consolidated September 30, 2023 December 31, 2022 CURRENT ASSETS Cash and cash equivalents 2,914,529 2,475,863 Short-term investments 3,088,139 2,959,135 Trade accounts receivable 5,738,421 4,999,004 Inventories 15,815,393 17,817,585 Tax credits 1,888,435 1,392,417 Income and social contribution taxes recoverable 705,226 815,197 Dividends receivable 4,168 5,048 Fair value of derivatives 11,591 3,272 Other current assets 725,852 789,901 30,891,754 31,257,422 NON-CURRENT ASSETS Tax credits 1,035,485 511,547 Deferred income taxes 2,017,050 2,164,477 Judicial deposits 2,056,508 1,825,899 Other non-current assets 514,433 700,377 Prepaid pension cost - 9,179 Investments in associates and joint ventures 5,002,183 3,896,518 Goodwill 11,181,241 11,634,464 Leasing 1,272,094 960,876 Other Intangibles 420,196 415,159 Property, plant and equipment, net 22,019,439 20,422,734 45,518,629 42,541,230 TOTAL ASSETS 76,410,383 73,798,652 18

QUARTELY RESULTS - 3Q23 .. LIABILITIES GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) Consolidated September 30, 2023 December 31, 2022 CURRENT LIABILITIES Trade accounts payable - domestic market 3,934,212 4,241,819 Trade accounts payable - debtor risk 663,071 653,085 Trade accounts payable - imports 1,098,972 1,724,019 Short-term debt 1,310,978 2,492,262 Debentures 44,963 628.886 Taxes payable 465,966 395.212 Income and social contribution taxes payable 199,747 497,243 Payroll and related liabilities 789,120 1,056,325 Leasing payable 370,617 275,934 Employee benefits 10 516 Environmental liabilities 232,261 262,018 Fair value of derivatives 9,746 19,056 Other current liabilities 1,414,495 1,216,206 10,534,158 13,462,581 NON-CURRENT LIABILITIES Long-term debt 9,323,006 8,687,355 Debentures 799,131 798,887 Related parties 25,288 24,890 Deferred income taxes 230,542 96,341 Provision for tax, civil and labor liabilities 2,166,261 2,026,003 Environmental liabilities 193,697 222,634 Employee benefits 848,186 893,378 Leasing payable 995,471 754,709 Other non-current liabilities 507,143 533,681 15,088,725 14,037,878 EQUITY Capital 20,215,343 19,249,181 Treasury stocks 11,597 (179,995) Capital reserves (151,650) 11,597 Retained earnings 20,879,768 22,172,561 Transactions with non-controlling interests without change of control 5,279,391 (2,904,670) Other reserves 4,366,488 7,767,520 EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT 50,600,937 46,116,194 NON-CONTROLLING INTERESTS 186,563 181,999 EQUITY 50,787,500 46,298,193 TOTAL LIABILITIES AND EQUITY 76,410,383 73,798,652 19

QUARTELY RESULTS - 3Q23

INCOME STATEMENT

GERDAU S.A.

CONSOLIDATED INCOME STATEMENT

In thousands of Brazilian reais (R$)

	Consolidated			
	For the three-month period ended		For the nine-month period ended	
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
NET SALES	17,063,258	21,149,232	54,200,931	64,448,165
Cost of sales	(14,270,585)	(16,411,378)	(44,501,242)	(48,625,378)
GROSS PROFIT	2,792,673	4,737,854	9,699,689	15,822,787
Selling expenses	(184,064)	(183,818)	(532,434)	(529,944)
General and administrative expenses	(354,804)	(371,254)	(1,106,820)	(1,035,448)
Other operating income	37,602	72,768	951,425	169,289
Other operating expenses	(85,253)	(80,584)	(214,928)	(141,623)
(Reversal) Impairment of financial assets	(4,084)	6,056	(5,065)	4,705
Equity in earnings of unconsolidated companies	182,070	281,494	769,614	976,913
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	2,384,140	4,462,516	9,561,481	15,266,679
Financial income	241,133	158,944	700,792	388,360
Financial expenses	(362,962)	(387,705)	(1,042,617)	(1,200,114)
Tax credits monetary update	(359,558)	(315,084)	(849,191)	(603,439)
Exchange variations, net	-	-	253,002	-
(Losses) Gains on financial instruments, net	3,633	13,666	(12,570)	20,536
INCOME BEFORE TAXES	1,906,386	3,932,337	8,610,897	13,872,022
Current	(406,628)	(738,435)	(1,541,982)	(3,054,771)
Deferred	92,307	(171,656)	(118,728)	(556,121)
Income and social contribution taxes	(314,321)	(910,091)	(1,660,710)	(3,610,892)
NET INCOME	1,592,065	3,022,246	6,950,187	10,261,130
(-) Credit recovery / Provisions	-	-	(845,216)	-
(-) Tax credits monetary update	-	-	(253,002)	-
(-/+) Income tax of extraordinary items	-	-	270,456	-
(=) Total of extraordinary items	-	-	(827,762)	-
ADJUSTED NET INCOME*	1,592,065	3,022,246	6,122,425	10,261,130

* Adjusted net income is a non-accounting measure calculated by the Company, reconciled with the financial statements and consists of adjusted net income by non-recurring events that influenced profit or loss.

20

QUARTELY RESULTS - 3Q23

CASH FLOW

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of Brazilian reais (R$)

	Consolidated			
	For the three-month period ended		For the nine-month period ended	
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Cash flows from operating activities				
Net income for the period	1,592,065	3,022,246	6,950,187	10,261,130
Adjustments to reconcile net income for the period to net cash provided by operating activities:				
Depreciation and amortization	789,150	737,515	2,256,376	2,097,534
Equity in earnings of unconsolidated companies	(182,070)	(281,494)	(769,614)	(976,913)
Exchange variation, net	359,558	315,084	849,191	603,439
Gains and losses on derivative financial instruments, net	(3,633)	(13,666)	12,570	(20,536)
Post-employment benefits	56,819	63,402	190,264	190,144
Long-term incentive plans	42,479	29,842	122,801	69,257
Income tax	314,321	910,091	1,660,710	3,610,892
Losses (Gains) on disposal of property, plant and equipment	8,273	34	26,210	(18,513)
(Reversal) Impairment of financial assets	4,084	(6,056)	5,065	(4,705)
Provision of tax, civil, labor and environmental liabilities, net	31,534	46,810	140,549	125,201
Tax credits recovery	-	-	(1,098,218)	-
Interest income on short-term investments	(149,315)	(83,425)	(426,093)	(201,654)
Interest expense on debt and debentures	208,920	282,542	630,927	802,747
Interest on loans with related parties	-	110	-	139
(Reversal) Provision for net realizable value adjustment in inventory, net	5,757	14,122	(20,667)	21,677
	3,077,942	5,037,157	10,530,258	16,559,839
Changes in assets and liabilities				
Increase in trade accounts receivable	(51,552)	708,608	(1,006,171)	(1,206,860)
Decrease (Increase) in inventories	1,158,811	(365,496)	1,158,473	(2,654,174)
Increase in trade accounts payable	(606,321)	(451,038)	(775,582)	1,120,625
Increase in other receivables	79,208	(42,883)	(100,429)	(267,975)
Decrease in other payables	437,172	(140,142)	(318,777)	(1,172,862)
Dividends from associates and joint ventures	12,180	90,734	77,661	106,464
Purchases of short-term investments	(2,943,017)	(496,435)	(5,687,783)	(1,797,882)
Proceeds from maturities and sales of short-term investments	1,478,418	123,627	5,595,166	2,197,056
Cash provided by operating activities	2,642,841	4,464,132	9,472,816	12,884,231
Interest paid on loans and financing	(74,923)	(95,675)	(458,667)	(618,656)
Interest paid on lease liabilities	(31,496)	(20,205)	(78,632)	(59,509)
Income and social contribution taxes paid	(191,537)	(1,099,930)	(1,410,109)	(2,780,069)
Net cash provided by operating activities	2,344,885	3,248,322	7,525,408	9,425,997
Cash flows from investing activities				
Purchases of property, plant and equipment	(1,485,714)	(1,055,914)	(3,668,775)	(2,607,753)
Proceeds from sales of property, plant and equipment, investments and other intangibles	3,655	1,384	10,336	36,657
Additions in other intangibles	(31,531)	(53,903)	(91,008)	(128,337)
Repurchase of shares in joint ventures	-	-	47,006	-
Capital increase in joint ventures	-	(26,751)	(96,653)	(26,751)
Net cash used in investing activities	(1,513,590)	(1,135,184)	(3,799,094)	(2,726,184)
Cash flows from financing activities				
Acquisition of interest in subsidiary	-	-	-	(46,153)
Acqusitions of treasury stocks	-	(604,001)	-	(916,145)
Dividends and interest on capital paid	(750,709)	(1,197,276)	(1,855,072)	(2,408,191)
Proceeds from loans and financing	701,586	136,947	1,658,770	442,527
Repayment of loans and financing	(357,391)	(180,585)	(2,692,611)	(1,667,288)
Leasing payment	(125,772)	(88,702)	(308,819)	(246,112)
Intercompany loans, net	436	4,525	398	8,699
Net cash used by financing activities	(531,850)	(1,929,092)	(3,197,334)	(4,832,663)
Exchange variation on cash and cash equivalents	59,042	224,852	(90,314)	157,847
Increase in cash and cash equivalents	358,487	408,898	438,666	2,024,997
Cash and cash equivalents at beginning of period	2,556,042	5,776,753	2,475,863	4,160,654
Cash and cash equivalents at end of period	2,914,529	6,185,651	2,914,529	6,185,651

21

QUARTELY RESULTS - 3Q23 WHO WE ARE LARGEST BRAZILIAN STEEL PRODUCER. Gerdau is Brazil's largest producer of steel, a leading producer of long steel in the Americas, and one of the world’s leading suppliers of special steel. In Brazil, Gerdau also produces flat steel and iron ore, activities that expand its product mix and leverage the competitive advantages of its operations. Gerdau also is the largest recycler in Latin America and, around the world, transforms millions of tonnes of scrap into steel each year, underscoring its commitment to sustainable development in the regions where it operates. The shares of Gerdau companies are listed on the São Paulo (B3), New York (NYSE), and Madrid (Latibex) stock exchanges. For more information, visit the Investor Relations website: https://ri.gerdau.com/ BUSINESS DIVISIONS (BDs) GERDAU PRESENTS ITS RESULTS IN FOUR BUSINESS DIVISIONS (BD): BRAZIL BD — includes the operations in Brazil (except special steel) and the iron ore operation; NORTH AMERICA BD — includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico; SOUTH AMERICA BD — includes all operations in South America (Argentina, Peru, and Uruguay), except the operations in Brazil, and the jointly controlled companies in Colombia and the Dominican Republic; SPECIAL STEEL BD — includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil. 22 UNITED STATES CANADA MEXICO DOMINICAN REPUBIC COLOMBIA PERU BRASIL URUGUAY ARGENTINA

QUARTELY RESULTS - 3Q23 IN ADDITION, THE COMPANY HAS CREATED NEW BUSINESS UNITS; IT STANDS OUT AS A LEADING RECYCLER, OWNS FORESTS, AND INVESTS IN ENVIRONMENTAL AND SOCIAL PROJECTS: Created in June 2020, Gerdau Next is our business unit dedicated to diversifying Gerdau’s product and service portfolio in segments adjacent to steel that are strategic, profitable, and undergoing transformation on paths to sustainability, mobility, technology, and productivity in the construction industry. In connection with the entrepreneurship ecosystem, Gerdau Next Ventures is a startup accelerator and a Corporate Venture Capital fund whose mission is to foster shared experiences and partnerships with the innovation ecosystem. Gerdau has two iron ore mines located in the state of Minas Gerais, which supply the integrated mill of Ouro Branco-MG and sell a portion of the volume produced. We are Latin America’s largest recycler of steel scrap, transforming 11 million tonnes every year, with 71% of our steel made from the material. We have 250,000 hectares of renewable eucalyptus forests in Minas Gerais. Of this total, 91,000 hectares (an area larger than the city of São Paulo) are set aside for the conservation of native forests. Currently, Gerdau is the world’s largest producer of charcoal, which is used as bioreducer to manufacture pig iron. Aware of our social and environmental responsibility, our investments include contributions to 456 projects focused on housing, recycling and entrepreneurship education, supported by approximately 2,000 employee volunteers. Newave Energia, a Gerdau Next investee, invests in power generation greenfield projects with a capacity of approximately 2.5 GW, exclusively from solar or wind sources, and should start generating power in the next two to three years. It also invests in brownfield projects and in electricity trading activities, whether in the retail or directional modes and/or pre-payment transactions. 23

QUARTELY RESULTS - 3Q23 IR CONTACTS Investor Relations website: http://ri.gerdau.com/ IR e-mail: inform@gerdau.com PRESS: Press e-mail: atendimentogerdau.br@bcw-global.com ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ Rafael Japur Vice-President and Investor Relations Officer ∙ Renata Oliva Battiferro IR Manager ∙ Cristiene Baldoino da Costa ∙ Sergio Tonidandel Jr. ∙ Ariana De Cesare Pereira ∙ Gustavo Alves